UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Poseida Therapeutics, Inc.

(Name of Subject Company (Issuer))

Blue Giant Acquisition Corp.

(Name of Filing Person (Offeror))

A wholly owned subsidiary of

Roche Holdings, Inc.

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

73730P108

(CUSIP Number of Class of Securities)

Roger Brown

Roche Holdings, Inc.

1 DNA Way

South San Francisco, California 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sally Wagner Partin

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 772-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Blue Giant Acquisition Corp., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Poseida Therapeutics, Inc., a Delaware corporation (“Poseida”), for (i) $9.00 per Share, in cash, without interest (the “Cash Amount”) less any applicable withholding taxes, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share, in cash, without interest less any applicable withholding taxes, upon the achievement of certain specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the contingent value rights agreement to be entered into with a rights agent mutually agreeable to Parent and Poseida, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of December 9, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, as published in the Wall Street Journal on December 9, 2024.

(a)(5)(A)	Media Release issued by Roche Holdings, Inc. on November 26, 2024 (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(B)	Q&A Acquisition of Poseida Therapeutics, Inc. dated November 26, 2024 (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(C)	Social media content by F. Hoffmann-La Roche Ltd on x.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(a)(5)(D)	Social media content by F. Hoffmann-La Roche Ltd on www.linkedin.com (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on November 26, 2024).

(b)	Not applicable.

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of November 25, 2024, among Roche Holdings, Inc., Blue Giant Acquisition Corp. and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of the Poseida Therapeutics, Inc. Current Report on Form 8-K (File No. 001-39376) filed with the Securities and Exchange Commission on November 26, 2024).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Poseida Therapeutics, Inc. Current Report on Form 8-K (File No. 001-39376) filed with the Securities and Exchange Commission on November 26, 2024).

(d)(3)*	Non-Disclosure Agreement, dated as of March 9, 2021, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc.

(d)(4)*	Amendment No. 1 to the Non-Disclosure Agreement, dated as of November 19, 2021, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc.

(d)(5)*	Amendment No. 2 to the Non-Disclosure Agreement, dated as of March 10, 2023, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc.

(d)(6)	Collaboration and License Agreement, dated as of July 30, 2022, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of the Poseida Therapeutics, Inc. Quarterly Report on Form 10-Q (File No. 001-39376) filed with the Securities and Exchange Commission on November 10, 2022).

(d)(7)	First Amendment to the Collaboration and License Agreement, dated as of November 7, 2023, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.30 of the Poseida Therapeutics, Inc. Annual Report on Form 10-K (File No. 001-39376) filed with the Securities and Exchange Commission on March 7, 2024).

(d)(8)	Second Amendment to the Collaboration and License Agreement, dated as of February 7, 2024, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.6 of the Poseida Therapeutics, Inc. Quarterly Report on Form 10-Q (File No. 001-39376) filed with the Securities and Exchange Commission on May 14, 2024).

(d)(9)	Third Amendment to the Collaboration and License Agreement, dated as of August 14, 2024, between F. Hoffmann-La Roche Ltd and Poseida Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 of the Poseida Therapeutics, Inc. Quarterly Report on Form 10-Q (File No. 001-39376) filed with the Securities and Exchange Commission on November 7, 2024).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2024

BLUE GIANT ACQUISITION CORP.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President, Treasurer and Assistant Secretary

ROCHE HOLDINGS, INC.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President